UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                                2









              PROFESSIONAL MINING CONSULTANTS, INC.
     (Exact name of registrant as specified in its charter)
                           Amendment 5







Nevada                                            88-0343832
(State of organization) (I.R.S. Employer Identification No.)

3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 866-2500

Registrant's Attorney: Daniel G. Chapman, Esq., 2080 E. Flamingo
Road, Suite 112, Las Vegas, NV 89119

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, $0.001 par value


ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Professional Mining Consultants, Inc. (the "Company") is a Nevada corporation formed on August 28, 1995. Its principal place of business is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

On October 20, 1995, the three founders were issued 20,000 each of the Common Stock, in exchange for $500.00 each. On July 3,
1996, the Company issued an additional 1,000 shares to each of the three founders for a total of $1,100 cash. An additional 100,000 shares were issued to 31 individuals on April 16, 1997 pursuant to Rule 504 of Regulation D, for total consideration of $25,000. This increased the total issued and outstanding stock 163,000.

On March 3, 1998, the Company approved a 30:1 forward split for its outstanding common stock, resulting in 4,890,000 of its of its common shares being issued and outstanding.

                     Previous Business Plan

The Company was originally organized for the purpose of setting up a Mining Consultant and Engineering office in Las Vegas, Nevada. The objective was to pursue consulting and management contracts with startup and small mining companies who are seeking professional and management expertise. The Company was to focus on and specialized in developing strategies, extraction and process technology, management and engineering for both open pit and placer gold, silver and platinum mining operations.

The Company would provide its expertise in these areas to mining companies, smelting plants, processing facilities and refineries seeking to either establish a new operation or expand and improve their current capabilities. The Company planned to hire engineering and design people who had an in-depth background in open pit and placer mining, geology, metallurgy, knowledge of operating and design of a variety of concentration and milling facilities, processing and smelting plants, refineries and laboratories which are capable of running precious metals. These people would be assigned a variety of different mining projects around the world, where their proficiency in mining will be used to set up new plants and facilities, improve current processes and technology, and when applicable, provide reports and evaluations for possible joint ventures. The Company was unable to raise sufficient funding to pursue that objective, and therefore abandoned its original business plan.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                          Risk Factors

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK   OF  DIVERSIFICATION.  In  all  likelihood,  the  Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAX CONSEQUENCES OF BUSINESS COMBINATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

STATE RESALE RESTRICTIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict or the trading or resale of blind-pool or "blank-check" securities, or at least require notice and possibly payment of a fee with respect to such transactions. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                   Plan of Operation - General

The   Company's  plan  is  to  seek,  investigate,  and  if  such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

                    Sources of Opportunities

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

Management will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee could, in certain circumstances, be paid to any employee (there are none at present), officer or director (see "Item 5), or 5% shareholder of the Company (see "Item 4"), if such person plays a material role in bringing a transaction to the Company.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

                   Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Item 5"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;
     1.   the available technical, financial and managerial resources
     2.   working capital and other financial requirements
     3.   history of operation, if any
     4.   prospects for the future
     5.   present and expected competition
     6. the quality and experience of management services which may be available and the depth of that management
     7. the potential for further research, development or exploration
     8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
     9.   the potential for growth or expansion
     10.  the potential for profit
     11. the perceived public recognition or acceptance of products, services or trades
     12.  name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

                  Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of
the   Company's   limited  financial  resources  and   management
expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

As  of  September 30, 1999, Management had advanced  a  total  of
$3,350 on behalf of the Company. Management has agreed to continue to advance funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

                           Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

                      Year 2000 Compliance

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

                     Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

                            Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Item 5").

                            Liquidity

The Company does not anticipate the need for additional funds during the next twelve months. The Company's current business plan does not include any operations which would require operating capital. To the extent that the Company does have a need for funds, these requirements will be relatively minor and Management will advance these funds on the Company's behalf, as described above (see "Acquisition of Opportunities.")

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property at this time. The Company does have the use of a limited amount of office space located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, Nevada 89121, at no cost to the Company, and Management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of June 28, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, the Company's directors and executive officers individually and as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.



Title of   Name/Address             Shares            Percentage
Class      of Owner                 Beneficially      Ownership
                                    Owned
Common     Gregory Eckert           630,000           12.88%
           2001 Spring Lake Drive
           Henderson, NV 89015
Common     Carl Flusche             630,000           12.88%
           2001 Spring Lake Drive
           Henderson, NV 89015
Common     Howard Manoff            630,000           12.88%
           2001 Spring Lake Drive
           Henderson, NV 89015
Common     Bobby Combs              120,000           2.45%
           6669 Five Pennies
           Circle
           Las Vegas, NV 89120
Common     Douglas Ansell           120,000           2.45%
           P.O. Box 96843
           Las Vegas, NV 89193
Common     John Michael Eckert      120,000           2.45%
           7910 Bermuda Rd.
           Las Vegas, NV 89123
Common     Total Ownership Over 5%  2,250,000         46.01%
           and Officers and
           Directors

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Bobby Combs              62                Presiden
6669 Five Pennnies                         t
Circle
Las Vegas, NV 89120
Douglas Ansell           31                Secretary
P.O. Box 96843
Las Vegas, NV 89193
John Michael Eckert      52                Treasurer
7910 Bermuda Rd.
Las Vegas, NV 89123

Bobby Combs; President

Mr.  Bobby Combs has been a Director/Officer of the Company since
August 1998.

Since October 1995, Mr. Combs has been a Director and Officer of Silvercrest International, Inc., a mortgage company, where he sells and processes residential mortgage loans. Since March 1994, Mr. Combs has been president and majority stockholder of Par One Mortgage, Las Vegas, Nevada. From January 1994, through February 1994, he was a loan officer for Summit Capital, Las Vegas, Nevada. Since 1989, Mr. Combs has been an Officer and Director of Bobby Combs & Associates. From September 1993 through December 1993, Mr. Combs was a loan officer for Vegas Valley Mortgage. From March 1993 through August 1993, he was employed at Royal Kinfield Country Club, Las Vegas, Nevada, where he was the Marshall of the golf course ensuring that the course play would run smoothly and appropriately. From September 1990 until December 1991, Mr. Combs was engaged in building and remodeling homes for Rauhut Construction, Inc., Las Vegas, Nevada, of which he was a partner. From March 1989 through August 1990, he was engaged as a salesman in the ornamental iron industry.

Douglas Ansell; Secretary

Mr. Douglas Ansell has been a director and officer of the Company since August 1999.

Since June 1998, Mr. Ansell has overseen the operations and been employed by Incorp Services, Inc., a company that provides incorporation and corporate services to individuals and corporations. Additionally, he performs at the MGM Grand Hotel/Casino/Theme Park in Las Vegas, Nevada.

From May 1997 to June 1998, Mr. Ansell performed corporate services for individuals and corporations on an independent contractor basis.

From October 1995 to May 1997, Mr. Ansell was in charge of research and development of special projects for Facade Systems, Inc., Las Vegas, Nevada, where he had previously overseen the development of custom "touch screen" cash control and security applications for the casino and hospitality industries. More recently, he has focused his development efforts on the design and engineering of second-generation artificially intelligent document management applications.

Since 1981, Mr. Ansell has served in various consulting and programming capacities within the computer, entertainment, and gaming industries including, but not limited to, consulting and software engineering for Desert Coin Corporation, Las Vegas,
Nevada between February 1995 and October 1995 where his duties included the development of various cash control and anti-theft systems.

Since 1988, Mr. Ansell has been recognized within the music industry as one of the nation's top MIDI (Musical Digital
Interface) programmers as well as being highly regarded for his production and performance skills.

John Michael Eckert; Treasurer

Mr. John Michael Eckert has been a director and officer of the Company since August 1999.

Since 1992, Mr. Eckert has served as Executive Vice President of American Properties International, Inc., Las Vegas, NV, a computer electronic listing for property for sale on internet. There he was responsible for all plant operations including purchasing, inventory control, computer systems, processing and smelting schedules and administration. While there, he implemented the first computer system for the company, did extensive travel to Hong Kong, Tokyo, Taiwan, and Korea to set up trade shows and property exhibitions featuring U.S. real estate, and established an international on-line interactive computer network for real estate investments, portfolio planners and trading companies.

From 1988 through 1991, he was operations manager for Magic Lantern Productions, an mining company in Las Vegas, Nevada. While there, he was responsible for initial setup of corporation, writing company policies and guidelines, hired key personnel, established operating budgets, and initiated early engineering plans for mining operations in Nevada, California, and Canada.

From 1986 through 1987, he was employed as a sales engineer with Mobile Communications, Inc., Las Vegas, Nevada where he sold, installed and operated E.F. Johnson LTR Systems, (Logic Transmitted Radio - 2-way multi channel radio) as well as setting up and licensing remote sites in California, Arizona, Utah, and Nevada.

In 1985, Mr. Eckert was employed by AGES Company, which was an Independent Contractor to U.S. West, a local telephone company in Tucson, Arizona. There, he worked as a supervisor, responsible for area and cable wrecking as well as the installation of fiber optic cables.

From 1984 to 1988, he worked Young Film Productions, Tucson, AZ as a Producer/Unit Production Manager and was responsible for scheduling feature film, national television commercial, and television series production for film companies shooting on location in southern Arizona and the Old Tucson Movie Studios.

From 1981 to 1983, he served as a Sales Engineer for E.F. Johnson
Company, Waseca, MN where performed sales and system design IMTS, ACS/Rydax, and Cellular Telephone systems to both wire line and non wire line common carriers.

From  1976  to  1980, he was employed at Mark  Webb  Productions,
Denver, CO where he produced numerous television commercials for Arby's Roast Beef, Coca Cola, Lincoln Mercury, and Allstate
Insurance just to name a few.

From 1964 to 1967, he served in the United States Navy. He received an honorable discharge and is a Vietnam veteran. He currently holds an FCC Radiotelephone license as well as a LVMPD Gaming Card. He is also listed in the "Who's Who in Corporate America", "Who's Who in Entertainment", and "Who's Who in International Business."

                     Blank Check Experience

In addition to the experience described above, Mr. Bobby Combs is or has been an officer and/or director of a number of blank check companies.

     B-N-B  Enterprises,  Inc.  - Treasurer  from  November  1994 through May 1997. He resigned as part of a merger agreement with Allwest Systems International, Inc. Mr. Combs received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received. Mr. Combs had no affiliation with Allwest Systems International, Inc.

     Bach-Hauser, Inc. - Officer and Director since October 1995.

     Polyspherics,  Inc. - Officer and Director  since  September
       1996.

     M-80's, Inc. - Officer and Director since May 1998.

     Nevada Stock Transfer Corporation - Officer and Director since April 1987, however, this company is no longer in existence.

In addition to the experience described above, Mr. Douglas Ansell is or has been a director and/or officer of a number of blank check companies.

     Austin  Land  &  Resources, Inc. - Secretary from  September
       1995 through April 1999. He resigned as part of a merger agreement with Tangible Assets Galleries, Inc. Mr. Ansell received no compensation as part of the merger, other than shares in Tangible Assets Galleries, Inc., which were granted in the same amount as all other shareholders received. Mr. Ansell had no affiliation with Tangible Assets Galleries, Inc.

     Frozen  Assets, Inc. - Officer and Director from  June  1995 through March 1998. He resigned as part of a merger agreement with Growth Industries, Inc. in March 1998, which then merged with Fragrance Express, Inc., which then again merged with National Boston Medical, Inc. in June 1998. Mr. Ansell received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received. Mr. Ansell had no affiliation with either Growth Industries, Inc., Fragrance Express, Inc. or National Boston Medical, Inc.

     Caye Chapel, Inc. - Officer and Director from September 1995 through October 1998. He resigned as part of a merger agreement in October 1998. Mr. Ansell received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received. Mr. Ansell had no affiliation with the other company involved in the merger.

     Austin Land & Development, Inc. - Officer and Director since
       September 1995.

     Austin  Underground  (name  changed  to  Saleoutlet.Com)   -
       Officer and Director since November 1994.

     Boogie Knights, Inc. - Officer and Director since May 1998.

     Daughter Judy, Inc. - Officer and Director since June 1998.

     Disco Inferno, Inc. - Officer and Director since May 1998.

     The  Computer  Giftware  Co. - Officer  and  Director  since
       February 1996.

     Panda Pacific, Inc. - Officer and Director since May 1997.

     Momentum  Entertainment, Inc. - Officer and  Director  since
       January 1998.

     Brookshire  Atlantic,  Inc.  - Officer  and  Director  since
       January 1999.

     Master  Tan,  Inc.  - Officer and Director  since  September
       1998.

     K-9 Protection, Inc. - Officer and Director since July 1996.

     Relational Concepts, Inc. - Officer and Director since April
       1999.

     Polyspherics,  Inc. - Officer and Director  since  September
       1998.

In  addition to the experience described above, Mr. John  Michael
Eckert is or has been an officer and/or director of a number of blank check companies.

     Charter Group International, Inc. - Officer and Director from November, 1990 through August, 1997. He resigned as part of a merger agreement with Signature Brands, Inc. Mr. Eckert received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received. Mr. Eckert had no affiliation with Signature Brands, Inc.

     Handell-Graff, Inc. - Treasurer from November, 1995  through
       March, 1999. He resigned as part of a merger agreement with Healthcomp Evaluation Services Corp. Mr. Eckert received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received. Mr. Eckert had no affiliation with Healthcomp Evaluation Services Corp.

     Asian-American   International,  Inc.  -   Treasurer   since
       November, 1994.

     Dream  Team  International, Inc. -  Treasurer  since  March,
       1998.

     Las Vegas Sports and Celebrity Hall of Fame, Inc. - Officer and Director since February 1991.

     Sporlox Corporation - Secretary since May, 1998.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

                      Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

None  of  the  Company's  officers and/or directors  receive  any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's stock is not listed. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, any or all of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

                          Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                             Holders

There are 34 holders of the Company's Common Stock. The three initial directors were each given 20,000 shares of the Common Stock in exchange for $500.00. On July 3, 1996, the Company issued an additional 1,000 shares each to the three directors. An additional 100,000 shares were issued on April 16, 1997 pursuant to an exemption from registration provided by Rule 504 of Regulation D. The Company approved a 30:1 forward stock split on March 3, 1998, having a net result of 4,890,000 of its issued and outstanding stock. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                            Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales of 60,000 shares of stock made to the three founders of the Company on October 20, 1995 for a total consideration of $1,500.00, the Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Act"). On July 3, 1996, the Company issued an additional 3,000 shares of stock to the three officers and directors for a total consideration of $1,100.00, pursuant to an exemption from registration provided by
Section 4(2) of the Securities Act of 1933. On April 16, 1997, the Company sold 100,000 shares of stock at $.25 per share to 31 individuals for a total consideration of $25,000.00. For all of these sales of stock, the Company received cash as the sole consideration. The Company relied on an exemption from registration provided by Rule 504 of Regulation D promulgated under the Act. No advertising or general solicitation was employed in any offering of the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfers thereof were appropriately restricted.

Of the 4,890,000 shares presently outstanding, a total of 2,250,000 are restricted and may not be sold other than pursuant to a registration statement being in effect, pursuant to an exemption from registration, or in accordance with Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value, of which 4,890,000 are issued and outstanding. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.
      1.      i.     The   Company's  principal  accountant   was
               dismissed on January 26, 2000

            ii.  The principal accountant's report on the financial
               statements for the past two years was modified as to uncertainty that the Company will continue as a going concern.

            iii. The decision to change accountants was approved by the board of directors.

            iv.  A.             There were no disagreements with the former
                    accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountants satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.
       2. A new accountant has been engaged as the principal accountant to audit the issuer's financial statements. The new accountant is Merdinger, Fruchter, Rosen & Corso, P.C. and was engaged as of February 2, 2000. Neither the Company nor anyone acting on its behalf consulted the new accountant regarding:

            ii.  the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements, as part of the process of deciding as to the accounting, auditing or financial reporting issue, or

iii. any matter that was the subject of a disagreement or event identified in response to paragraph 1(iv) of this Item.
       3. The Company has provided the former accountant with a copy of the disclosures it is making in response to this Item. The Company has requested the former accountant to furnish a letter addressed to the Commission stating that it agrees with the statements made by the Company. The Company has filed the letter as an exhibit to the registration statement containing this disclosure.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report  of  Independent Auditors, Merdinger,  Fruchter,
            Rosen & Corso, P.C. dated February 2, 2000.

          Balance Sheets as of December 31, 1999 and December 31,
            1998

          Statements  of Operations for the years ended  December
            31, 1999 and December 31, 1998

          Statement of Stockholders' Equity

          Statement of Cash Flow for the years ended December 31, 1999 and December 31, 1998

          Notes to Financial Statements

                  INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF PROFESSIONAL MINING CONSULTANTS,
INC.:

We have audited the accompanying balance sheets of Professional Mining Consultants, Inc. (A development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended and for the period from August 28, 1995 (inception) to December 31, 1999. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Mining Consultants, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from August 28, 1995 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in
Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                         Certified Public Accounts

Los Angeles, California
February 2, 2000

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS



                                            December  31,
                                            1999       1998
 ASSETS
CURRENT ASSETS - Cash and Cash           $            $
Equivalents                              -            107
TOTAL ASSETS                              $            $
                                         -            107


 LIABILITIES AND STOCKHOLDERS' EQUITY
             (DEFICIENCY)
CURRENT LIABILITIES - Officers Advances  $  3,350     $      -
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, $0.001 par value;           4,890        4,890
50,000,000 shares authorized;
4,890,000 issued and outstanding
Additional paid-in capital                22,710       22,710
Deficit accumulated during the             (30,950)
development stage                                     (27,493)
TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)    (3,350)
                                                      (107)
TOTAL LIABILITIES AND STOCKHOLDERS'      $            $
EQUITY (DEFICIENCY)                      -            107






The accompanying notes are an integral part of the financial statements.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                    STATEMENTS OF OPERATIONS



                              For the Ended         For the
                                 Year 31,         Period from
                             December             August 28,
                                                     1995
                                                  (inception)
                                                  to December
                                                      31,

                             1999__   1998___       1999___
REVENUE                   $           $           $        -
                          -           -
GENERAL, SELLING AND            3,457                 30,950
ADMINISTRATIVE EXPENSES               13,469
LOSS BEFORE TAXES         (3,457)     (13,469)    (30,950)
PROVISION FOR INCOME               -                       -
TAXES                                 -
NET LOSS                  $   (3,457) $           $ (30,950)
                                      (13,469)
NET LOSS PER COMMON        $       -  $      -       (0.01)
SHARE - basic and
diluted
WEIGHTED AVERAGE NUMBER    4,890,000               3,683,001
OF COMMON SHARES                      4,890,000
OUTSTANDING - basic and
diluted






The accompanying notes are an integral part of the financial statements.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
         STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)



                         Common  Stock      Addition  Accumulat
                                           al paid-      ed
                                              in
                                                    Deficit_
                     Shares__  Amount__  Capital              Total_
                                            __                   _
Balance at August 28,  -         $       - $         $       -   $       -
1995                                       -
Issuance of common      1,800,00  1,800     (300)     -           1,500
stock for cash on      0
October 20, 1995 at
$0.00083 per share
Net loss                                 -
                       -                   -         (319)       (319)
Balance at December    1,800,00  1,800     (300)     (319)       1,181
31, 1995               0
Issuance of common      90,000    90        1,010     -           1,100
stock for cash on
July 3, 1996 at
$0.0122
Net loss                                -
                       -                   -         (1,736)     (1,736)
Balance at December    1,890,00  1,890     710       (2,055)     545
31, 1996               0
Issuance of common      3,000,00  3,000     22,000    -           25,000
stock for cash on      0
April 16, 1997 at
$0.00833 per share
Net loss                                -
                       -                   -         (11,969)    (11,969)
Balance at December    4,890,00  4,890     22,710    (14,024)    13,576
31, 1997               0
Net loss                                -
                       -                   -         (13,469)    (13,469)
Balance                4,890,00  4,890     22,710    (27,493)    107
                       0
Net loss                                -              (3,457)     (3,457)
                       -                   -
Balance at December    4,890,00  $   4,890 $         $           $
31, 1999               0                   22,710    (30,950)    (3,350)






The accompanying notes are an integral part of the financial statements.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS



                                  For the  Ended           For the
                                     Year  31,           Period from
                                 December                August 28,
                                                            1995
                                                        (inception)
                                                        to December
                                                            31,

                                  1999__   1998___        1999___
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss                       $  (3,457)   $  (13,469)  $  (30,950)
Changes in Assets and              3,350         (575)       3,350
Liabilities
Increase (Decrease) in
advance from officers
Net Cash Used in Operating     (107)        (14,044)     (27,600)
Activities
CASH FLOWS PROVIDED BY                                     (27,600)
FINANCING ACTIVITIES:         -            -
Issuance of common stock for
cash
NET DECREASE IN CASH AND CASH (107)        (14,044)     -
EQUIVALENTS
CASH AND CASH EQUIVALENTS            107       14,151
- beginning of period                                   -
CASH AND CASH EQUIVALENTS      $            $      107   $
- end of period               -                         -
SUPPLEMENTAL CASH FLOW
INFORMATION:
Cash paid during the year -
Interest paid                 $            $            $         -
                              -            -
Cash, end of period           $            $            $         -
                              -            -






The accompanying notes are an integral part of the financial statements.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
             DECEMBER 31, 1999 AND DECEMBER 31, 1998

NOTE 1 - DESCRIPTION   OF  BUSINESS  AND  SIGNIFICANT  ACCOUNTING
          POLICIES

Nature of Operations
Professional Mining Consultants, Inc. ("Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on August 28, 1995. It is management's objective to seek a merger with an existing operating company.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amount, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. It is management's objective to seek additional capital through a merger with an existing operating company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
From time to time the Company places its cash in what it believes
to   be  credit-worthy  financial  institutions.  However,   cash
balances exceed FDIC insured levels at various times during the year.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
             DECEMBER 31, 1999 AND DECEMBER 31, 1998

NOTE 1 - DESCRIPTION   OF  BUSINESS  AND  SIGNIFICANT  ACCOUNTING
          POLICIES (continued)

Income Taxes
Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Loss Per Share
During 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires presentation of basic loss per share
("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all diluted potential common shares outstanding during the period. The computation of diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

Comprehensive Income
In June 1998, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1999 and 1998, and for the period from August 28, 1995 (inception) to December 31, 1999, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

Impact of Year 2000 Issue
As of December 31, 1999, the Company does not have any computer systems or customers and suppliers. Therefore, the issue of the year 2000 has no effect on the Company's current activities.

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
             DECEMBER 31, 1999 AND DECEMBER 31, 1998

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a business opportunity becomes available for the Company, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 3 - INCOME TAXES

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:



                            December 31,         For the
                                                Period
                                                 from
                                                August
                                               28, 1995
                                               (inceptio
                                                 n) to
                                               December
                                                  31,
                            1999       1998    1999
                        34.00 %      34.00 %   34.00 %
 Federal   Income   Tax
 Rate
 Effect of Valuation
 Allowance              (34.00)%     (34.00)   (34.00) %
                                     %
 Effective  Income  Tax
 Rate                   0.00 %       0.00 %    0.00 %

Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:



                          December  31,           For the
                                               Period from
                                               August 28,
                                                  1995
                                               (inception)
                                               to December
                                                   31,

                          1999__     1998__    1999__
                         $          $         $   30,950
 Net   operating   loss  30,950     27,493
 carry forward
 Valuation allowance                             (30,950)
                         (30,950)   (27,493)
 Net deferred tax asset  $          $         $
                         -          -         -

              PROFESSIONAL MINING CONSULTANTS, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
             DECEMBER 31, 1999 AND DECEMBER 31, 1998

At December 31, 1999 and 1998, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine whether that asset is realizable. The net change in the valuation allowance for the years ended December 31, 1999 and 1998 increased by $3,457 and $13,469, respectively. Net operating loss carryforwards expire in various amounts from 2010 to 2015.

NOTE 4 - STOCKHOLDERS' EQUITY

On  October 20, 1995, the Company issued 1,800,000 shares of  its
$0.001 par value common stock in consideration of $1,500 in cash.

On  July 3, 1996, the Company issued 90,000 shares of its  $0.001 par value common stock in consideration of $1,100 in cash.

On  April  16, 1997, the Company issued 3,000,000 shares  of  its
$0.001 par value common stock in consideration of $25,000 in cash.

On March 3, 1998, the Board of Directors authorized a 30:1 forward stock split, thus increasing the Company's issued and outstanding stock from 163,000 to 4,890,000 shares. All references in the financial statements to the common stock and per share amounts have been restated to reflect the stock split.

EXHIBITS

          3.1 Articles of Incorporation

          3.2  By-Laws

          16. Letter re Change in Certifying Accountants

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Professional Mining Consultants, Inc.

                           By: /s/ Douglas Ansell
                           Douglas Ansell, Secretary